RELIASTAR LIFE INSURANCE COMPANY

VOYA ADVANTAGE CENTURY PLUSSM

A FLEXIBLE PREMIUM INDIVIDUAL FIXED AND VARIABLE
DEFERRED ANNUITY CONTRACT

issued to

A Contract Owner, on a Nonqualified Basis, or to Qualified Retirement Plans Under Tax Code Sections 403(b), 408. 408A, 457 or to Nonqualified Contracts for use with Retirement Arrangements Under Tax Code Section 401

NOTICE DOCUMENT

May 20, 2022

____________________________________________________________________________

This notice document summarizes key features of the Voya Advantage Century Plus® flexible premium individual fixed and variable deferred annuity contract (the “Contract” or the “Contracts”) issued by ReliaStar Life Insurance Company (“ReliaStar Life,” the “Company,” “we,” “us” and “our”). The Contract described in this notice document is intended to be a retirement savings vehicle that offers a variety of investment options to meet long-term financial goals and provide for a death benefit and guaranteed income options. You should read this notice document carefully, particularly the section titled “IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT.”

Audited financial statements for Separate Account N, which is the separate account through which the Contract is issued, are currently available online at https://vpx.broadridge.com/getcontract1.asp?dtype=ar&cid=voyavpx&fid=665368304. You can also obtain these audited financial statements in paper or electronic form at no cost by calling 1-877-884-5050 or by sending an email request to ProspectusRequests@voya.com.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

The Securities and Exchange Commission (the “SEC”) has not approved or disapproved this Contract or passed upon the adequacy of this notice document. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

SPECIAL TERMS USED IN THIS NOTICE DOCUMENT

UPDATED INFORMATION ABOUT YOUR CONTRACT

IMPORTANT INFORMATION YOU SHOULD CONSIDER
ABOUT THE CONTRACT

APPENDIX A:  FUNDS AVAILABLE UNDER THE CONTRACT

APPENDIX B:  THE FIXED ACCOUNTS

HOW TO GET MORE INFORMATION

ND.100208-22                                                                            2

SPECIAL TERMS USED IN THIS NOTICE DOCUMENT

The following are some of the important terms used throughout this notice document that have special meaning.

Account Value:  The value of:  (1) amounts allocated to the Fixed Interest Options, including interest earnings to date; plus (2) the current dollar value of amounts allocated to the Subaccounts of Separate Account N, which includes investment performance and fees deducted from the Subaccounts.

Accumulation Phase:  The period of time between the date the Contract became effective and the date you start receiving Income Phase payments under the Contract. During the Accumulation Phase, you accumulate retirement benefits.

Contract or Contracts:  The individual deferred fixed and variable annuity Contracts intended to be retirement savings vehicles that offer a variety of investment options to help meet long-term financial goals and provide for a death benefit and guaranteed income options.

Contract Holder:  The person to whom we issue the Contract. Generally, the Plan Sponsor or a trust. We may also refer to the Contract Holder as the Contract Owner.

Customer Service:  The location from which we service the Contract. The mailing address and telephone number of Customer Service is P.O. Box 1559, Hartford, Connecticut 06115-15559, 1-877-884-5050.

Fixed Interest Options:  Fixed Account A and Fixed Account C are Fixed Interest Options available during the Accumulation Phase. Amounts allocated to the Fixed Interest Options are held in the Company’s General Account which supports insurance and annuity obligations.

Fund(s):  The underlying mutual Funds in which the Subaccounts invest.

General Account:  The account that contains all of our assets other than those held in Separate Account N or one of our other separate accounts.

Income Phase:  The period during which you receive payments from your Contract.

Investor (also “you”):  The individual who participates in the Contract through a retirement plan.

Purchase Payment:  Collectively, the initial purchase payment and any additional purchase payment.

ReliaStar Life, the Company, we, us and our:  ReliaStar Life Insurance Company, a stock company domiciled in Minnesota, that issues the Contract described in this notice document.

Separate Account: Separate Account N, a segregated asset account established by us to fund the variable benefits provided by the Contract. Separate Account N is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and it also meets the definition of “separate account” under the federal securities laws.

Subaccount:  Division(s) of Separate Account N that are investment options under the Contract. Each Subaccount invests in a corresponding underlying mutual Fund.

Tax Code:  The Internal Revenue Code of 1986, as amended.

Variable Investment Options:  The Subaccounts of Separate Account N. Each one invests in a specific mutual Fund.

ND.100208-22                                                                            3

UPDATED INFORMATION ABOUT YOUR CONTRACT

The information in this notice document is a summary of certain Contract features that have changed since May 1, 2021. This may not reflect all of the changes that have occurred since you entered into your Contract.

•      Investment Options

>   Effective on or about June 20, 2021, the Subaccount that invests in the Franklin Small Cap Value VIP Fund will be closed to new investment by new investors. Existing retirement plans and individual investors who have investment in the Subaccount that corresponds to this Fund may leave their investment in that Subaccount and may continue to make additional purchases and exchanges.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT

An investment in the Contract is subject to fees, risks and other important considerations, some of which are briefly summarized in the following table. You should review the prospectus for additional information about these topics.

FEES AND EXPENSES
Charges for Early Withdrawals	We do not currently impose a surrender charge for early withdrawals from the Contracts. See “FEE TABLE - Maximum Contract Holder Transaction Expenses”.
Transaction Charges

The Investor may be charged for certain transactions, as follows:

•      We do not currently impose a charge for transfers between the Subaccounts. However, we reserve the right to charge $25 per transfer for any transfer, including transfers made under the dollar cost averaging program and the automatic rebalancing program.

•      If you are eligible and take a loan from your Account Value, you may be subject to one of the following two charges:

>   A Loan Interest Rate Spread (per annum); and

>   A Loan Processing Fee.

•      Certain Funds may impose redemption fees as a result of withdrawals, transfers or other Fund transactions you may initiate; and

•      For Contracts other than Tax Code Section 403(b) Contracts, we reserve the right to charge an Investor a partial withdrawal processing fee not to exceed the lesser of 2.0% of the amount withdrawn, or $25. Under some Contracts, we reserve the right to charge a partial withdrawal processing fee not to exceed $25.

See “FEE TABLE” and “LOANS” in the Contract prospectus, and “FEES – Maximum Transaction Fees – Partial Withdrawal Processing Fee” in the Contract prospectus.

ND.100208-22                                                                            4

FEES AND EXPENSES (continued)
Ongoing Fees and Expenses (annual charges)

The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

	Annual Fee	Minimum	Maximum
Base Contract	1.55%[1], 2	1.567% [1,2]
Investment Options (Fund Fees and Expenses) (annual charges)	0.15%[3]	1.15%[3]
Optional benefits available for an additional charge (for a single optional benefit, if elected)	0.15%[4]	0.15%[4]

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add partial withdrawal processing fees that substantially increase costs.

Lowest Annual Cost: $1,700	Highest Annual Cost: $2,867

Assumes:

•    Investment of $100,000;

•    5% annual appreciation;

•    Fees and expenses of least expensive Fund;

•    No optional benefits;

•    No sales charges; and

•    No additional Purchase Payments, transfers or withdrawals.

Assumes: • Investment of $100,000; • 5% annual appreciation; • Fees and expenses of most expensive Fund; • No sales charges; and • No additional Purchase Payments, transfers or withdrawals.
See “FEE TABLE” and “FEES” in the Contract prospectus.

ND.100208-22                                                                            5

1    As a percentage of average Account Value.

2    The base contract expenses include (1) the mortality and expense risk charge of 1.25%, which compensates us for the mortality and expense risks we assume under the Contract, including those risks associated with our promise to make lifetime Income Phase payments and the funding of the guaranteed death benefit; (2) an administrative expense charge equal to 0.15% annually of your Account Value invested in the Subaccounts; (3) a monthly product charge equal to 0.15% which is intended to reimburse us for expenses related to the sale of the Contract, including distribution expenses. This charge is deducted on a monthly basis; and (4) a $30 annual maintenance fee converted to an annual percentage equal to 0.017%. The administrative expense charge and the annual maintenance fee may be reduced or eliminated in certain circumstances. The minimum amount reflects this reduction or eliminations, while the maximum amount does not. See “CHARGES AND FEES - Periodic Fees and Charges.”

3    These expenses, which include management fees, distribution (12b-1) and/or service fees and other expenses, do not take into account any fee waiver or expense reimbursement arrangements that may apply. These expenses are for the year ended December 31, 2021, and will vary from year to year.

4   The fee above is for the optional One-Year Step-Up Death Benefit Endorsement and is a percentage of the daily value of amounts invested in the Subaccounts. This fee will be charged monthly.

RISKS
Risk of Loss	An Investor can lose money by investing in the Contract. See “PURCHASE AND RIGHTS - Factors to consider in the Purchase Decision” in the Contract prospectus.
Not a Short-Term Investment

This Contract is not a short-term investment and is not appropriate for an Investor who needs ready access to cash. The Contract is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to a partial withdrawal processing fee or tax penalties. You should not participate in this Contract if you are looking for a short-term investment or expect to make withdrawals before you are age 59½.

See “PURCHASE AND RIGHTS - Factors to consider in the Purchase Decision” in the Contract prospectus.

Risks Associated with Investment Options

An investment in the Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Contract. Each investment option (including the Fixed Interest Options) will have its own unique risks, and you should review these investment options before making an investment decision.

See “INVESTMENT OPTIONS” in the Contract prospectus and “APPENDIX B:  THE FIXED ACCOUNTS” in this Notice Document.

Insurance Company Risks

An investment in the Contract is subject to the risks related to ReliaStar Life, including that any obligations, including under the Fixed Interest Options, guarantees or benefits are subject to the financial strength and claims paying ability of ReliaStar Life. More information about ReliaStar Life, including its financial strength and claims paying ability, is available upon request, by contacting Customer Service.

See “THE COMPANY” in the Contract prospectus.

RESTRICTIONS
Investments

•      Generally, you may select no more than 25 investment options at any one time during the Accumulation Phase. Each Subaccount and each Fixed Interest Option counts toward the 25 investment option limit;

•      Some Subaccounts and Fixed Interest Options may not be available in all Contracts or in some states. See your contract or certificate for any state specific variations;

•      There are certain restrictions on transfers from the Fixed Interest Options;

•      For Contracts issued in November, 2005, we reserve the right to close the Fixed Interest Options to new Purchase Payments and to prohibit reallocations of amounts from the Subaccounts into Fixed Account A;

•      The Company reserves the right to combine two or more Subaccounts, close Subaccounts or substitute a new Fund for a Fund in which a Subaccount currently invests; and

•      The Contract is not designed to serve as a vehicle for frequent transfers. We actively monitor Fund transfer and reallocation activity to identify violations of our Excessive Trading Policy. Electronic trading privileges will be suspended if the Company determines, in its sole discretion, that our Excessive Trading Policy has been violated.

See “INVESTMENT OPTIONS” in the Contract prospectus and “APPENDIX B:  THE FIXED ACCOUNTS” in this Notice Document.

Optional Benefits

•      We may discontinue or restrict the availability of an optional benefit.

See “TRANSFERS AMONG INVESTMENT OPTIONS - The Dollar Cost Averaging Program,” “TRANSFERS AMONG INVESTMENT OPTIONS - The Automatic Reallocation Program (Account Rebalancing),” “DEATH BENEFIT - Optional One-Year Step-Up Death Benefit Endorsement,” “SYSTEMATIC WITHDRAWALS - Systematic Withdrawal Availability,” “SYSTEMATIC WITHDRAWALS - Terminating Systematic Withdrawals” and “LOANS - Loans Available from Certain Qualified Contracts” in the Contract prospectus.

TAXES
Tax Implications

•      You should consult with a tax and/or legal adviser to determine the tax implications of an investment in, and distributions received under, the Contract;

•      There is no additional tax benefit to the investor if the Contract is purchased through a tax-qualified plan or individual retirement account (“IRA”); and

•      Withdrawals will be subject to ordinary income tax and may be subject to tax penalties.

See “TAX CONSIDERATIONS” in the Contract prospectus.

ND.100208-22                                                                           6

CONFLICTS OF INTEREST
Investment Professional Compensation

Although the Contract is no longer offered for new sales, firms and their registered representatives that sold the Contract may receive commissions on additional Purchase Payments paid. This compensation is not paid directly by Contract Holders or the Separate Account. This compensation could influence your investment professional to recommend keeping the Contract.

See “CONTRACT DISTRIBUTION - General - Compensation Arrangements” in the Contract prospectus.

Exchanges

Some investment professionals may have a financial incentive to offer you a new Contract in place of the one you own. You should exchange your Contract only if you determine, after comparing the features, fees and risks of both contracts, that it is preferable for you to purchase the new contract rather than continue to own the existing Contract.

See “PURCHASE AND RIGHTS - Factors to Consider in the Purchase Decision” in the Contract prospectus.

ND.100208-22                                                                           7

APPENDIX A:  FUNDS AVAILABLE UNDER THE CONTRACT

The following is a list of Funds available under the Contract. The Funds available to you may vary based on employer and state approval and participants should refer to their plan documents for a list of available Funds. The Funds available to you are also found online at https://vpx.broadridge.com/getcontract1.asp?dtype=pros&cid=voyavpx&fid=665368304, by calling Customer Service at 1-877-884-5050 or by sending an email request to ProspectusRequests@voya.com.

The current expenses and performance information below reflects fee and expenses of the Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)
			1 Year	5 Years	10 Years
Seeks growth of capital.	American Funds Insurance Series® – Growth Fund (Class 2) Investment Adviser: Capital Research and Management CompanySM	0.60%	21.97%	25.43%	19.71%
Seeks long-term growth of capital and income.	American Funds Insurance Series® – Growth – Income Fund (Class 2) Investment Adviser: Capital Research and Management CompanySM	0.54%	24.10%	16.39%	15.43%
Seeks long-term growth of capital.	American Funds Insurance Series® – International Fund (Class 2) Investment Adviser: Capital Research and Management CompanySM	0.79%	-1.49%	9.63%	8.13%
Seeks long-term capital appreciation.	Fidelity® VIP ContrafundSM Portfolio (Initial Class) Investment Adviser: Fidelity Management & Research Company LLC (“FMR”) Subadvisers: FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited and Fidelity Management & Research (Japan) Limited	0.52%	27.83%	20.17%	16.64%

ND.100208-22                                                                           8

*    Operating Expenses reflecting applicable waivers or expense limitations as reported in the Fund’s expenses.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)
			1 Year	5 Years	10 Years
Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.	Fidelity® VIP Equity-Income PortfolioSM (Initial Class) Investment Adviser: Fidelity Management & Research Company LLC (“FMR”) Subadvisers: FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited and Fidelity Management & Research (Japan) Limited	0.42%	24.89%	11.95%	12.53%
Seeks as high a level of current income as is consistent with preservation of capital and liquidity.	Fidelity® VIP Government Money Market Portfolio (Initial class) Investment Adviser: Fidelity Management & Research Company LLC (“FMR”) Subadvisers: FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited and Fidelity Management & Research (Japan) Limited	0.15%	0.01%	0.93%	0.51%
Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.	Fidelity® VIP Index 500 Portfolio (Initial Class) Investment Adviser: Fidelity Management & Research Company LLC Subadviser: Geode Capital Management, LLC	0.45%	28.58%	18.34%	16.44%

ND.100208-22                                                                           9

*    Operating Expenses reflecting applicable waivers or expense limitations as reported in the Fund’s expenses.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)
			1 Year	5 Years	10 Years
Seeks as high a level of current income as is consistent with the preservation of capital.	Fidelity® VIP Investment Grade Bond Portfolio (Initial Class) Investment Adviser: Fidelity Management & Research Company LLC (“FMR”) Subadvisers: FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited and Fidelity Management & Research (Japan) Limited	0.30%	-0.61%	4.33%	3.54%
Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small-capitalization companies.	Franklin Small Cap Value VIP Fund (Class 2) Investment Adviser: Franklin Mutual Advisers, LLC	0.66%	25.37%	9.94%	12.13%
Seeks to deliver long-term growth of capital by investing primarily in stocks of mid-sized U.S. companies.	Lord Abbett Series Fund, Inc. – Mid Cap Stock Portfolio (Class VC) Investment Adviser: Lord, Abbett & Co. LLC	0.59%	28.70%	7.99%	10.60%
Seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund’s environmental, social and governance (ESG) criteria.	Neuberger Berman AMT Sustainable Equity Portfolio (Class I) Investment Adviser: Neuberger Berman Investment Advisers LLC	0.92%	23.48%	15.72%	14.36%

ND.100208-22                                                                           10

*    Operating Expenses reflecting applicable waivers or expense limitations as reported in the Fund’s expenses.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)
			1 Year	5 Years	10 Years
Seeks maximum real return, consistent with preservation of real capital and prudent investment management.	PIMCO Real Return Portfolio (Administrative Class) Investment Adviser: Pacific Investment Management Company LLC	0.67%	5.59%	5.33%	3.05%
Maximize total return through a combination of income and capital appreciation.	Pioneer High Yield VCT Portfolio (Class I) Investment Adviser: Amundi Asset Management US, Inc.	1.14%	5.71%	5.15%	6.27%
Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.	Voya Balanced Portfolio (Class I)[2] Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.78%	15.92%	10.34%	9.32%
Seeks long-term capital growth and current income.	Voya Global High Dividend Low Equity Portfolio (Class I)[3] Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.66%	20.87%	10.47%	8.86%

*    Operating Expenses reflecting applicable waivers or expense limitations as reported in the Fund’s expenses.

2    Effective December 19, 2007, this fund was closed to new investments (including loan repayments) and any transfers from other investment options.

3    This fund employs a managed volatility strategy. A managed volatility strategy is a strategy that is intended to reduce a fund’s overall volatility and downside risk and, thereby, help us manage the risks associated with providing certain guarantees under the Contract. During rising markets, the hedging strategies employed to manage volatility could result in your Variable Account Contract Value rising less than would have been the case if you had been invested in a fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on investment performance. On the other hand, investing in funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your Variable Account Contract Value may decline less than would have been the case if you had not invested in funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the fund’s optimal risk targets, and the fund may not perform as expected.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)
			1 Year	5 Years	10 Years
Seeks high level of current income consistent with the preservation of capital and liquidity.	Voya Government Liquid Assets Portfolio (Class I) Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.28%	0.03%	0.92%	0.50%
Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.	Voya Growth and Income Portfolio (Class I) Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.66%	29.00%	17.52%	15.05%
Seeks to provide investors with a high level of current income and total return.	Voya High Yield Portfolio (Class I) Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.50%	5.28%	5.89%	6.31%
Seeks to outperform the total return performance of the S&P 500® Index while maintaining a market level of risk.	Voya Index Plus LargeCap Portfolio (Class I) Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.82%	29.25%	17.74%	15.86%
Seeks to outperform the total return performance of the S&P MidCap 400® Index while maintaining a market level of risk.	Voya Index Plus MidCap Portfolio (Class I) Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.68%	27.74%	11.32%	13.16%

*    Operating Expenses reflecting applicable waivers or expense limitations as reported in the Fund’s expenses.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)
			1 Year	5 Years	10 Years
Seeks to outperform the total return performance of the S&P SmallCap 600® Index while maintaining a market level of risk.	Voya Index Plus SmallCap Portfolio (Class I) Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.69%	28.45%	9.69%	12.71%
Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.	Voya Intermediate Bond Portfolio (Class I) Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.59%	-0.88%	4.17%	4.14%
Seeks maximum total return.	Voya International High Dividend Low Volatility Portfolio (Class I)[2] Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co., LLC	0.73%	12.08%	6.22%	5.93%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.	Voya International Index Portfolio (Class S) Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.79%	10.62%	9.09%	7.54%

ND.100208-22                                                                           13

*    Operating Expenses reflecting applicable waivers or expense limitations as reported in the Fund’s expenses.

2    This Fund employs a managed volatility strategy. A managed volatility strategy is a strategy that is intended to reduce a Fund’s overall volatility and downside risk and, thereby, help us manage the risks associated with providing certain guarantees under the Contract. During rising markets, the hedging strategies employed to manage volatility could result in your Account Value rising less than would have been the case if you had been invested in a Fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on investment performance. On the other hand, investing in Funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your Account Value may decline less than would have been the case if you had not invested in Funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the Fund’s optimal risk targets, and the Fund may not perform as expected.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)
			1 Year	5 Years	10 Years
Seeks long-term capital growth.	Voya Large Cap Growth Portfolio (Class I) Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.96%	19.19%	21.19%	17.27%
Seeks long-term growth of capital and current income.	Voya Large Cap Value Portfolio (Class I) Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	1.16%	11.57%	11.73%	26.20%
Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.	Voya Limited Maturity Bond Portfolio (Class S) Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.53%	-0.16%	1.86%	1.40%
Seeks long-term capital appreciation.	Voya MidCap Opportunities Portfolio (Class I) Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.85%	12.07%	18.81%	15.40%

ND.100208-22                                                                           14

*    Operating Expenses reflecting applicable waivers or expense limitations as reported in the Fund’s expenses.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)
			1 Year	5 Years	10 Years
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.	Voya RussellTM Large Cap Growth Index Portfolio (Class I) Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.54%	30.67%	26.15%	20.13%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.	Voya RussellTM Large Cap Index Portfolio (Class I) Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.42%	27.41%	19.26%	16.76%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.	Voya RussellTM Mid Cap Growth Index Portfolio (Class S) Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.79%	12.03%	18.99%	15.91%
Seeks long-term capital appreciation.	Voya SmallCap Opportunities Portfolio (Class I) Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.99%	14.76%	8.78%	12.20%

ND.100208-22                                                                           15

*    Operating Expenses reflecting applicable waivers or expense limitations as reported in the Fund’s expenses.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)
			1 Year	5 Years	10 Years
Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio’s investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.	Voya Solution 2025 Portfolio (Class I)[2] Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.83%	10.96%	10.31%	9.32%
Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio’s investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.	Voya Solution 2035 Portfolio (Class I)[6] Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.92%	14.35%	12.03%	10.70%

ND.100208-22                                                                           16

*    Operating Expenses reflecting applicable waivers or expense limitations as reported in the Fund’s expenses.

2    This Fund is structured as a “Fund of Funds.” A Fund structured as a “Fund of Funds” may have higher fees and expenses than a Fund that invests directly in debt and equity securities because it also incurs the fees and expenses of the underlying Funds in which it invests. Please refer to the Fund prospectus for information about the aggregate annual operating expenses of the Fund and its corresponding underlying Fund or Funds.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)
			1 Year	5 Years	10 Years
Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio’s investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.	Voya Solution 2045 Portfolio (Class I)[2] Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.96%	17.51%	13.22%	11.63%
Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.	Voya Solution Income Portfolio (Class I)[7] Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.77%	6.69%	7.66%	6.64%
Seeks to provide total return (i.e., income and capital growth, both realized and unrealized) consistent with preservation of capital.	Voya Strategic Allocation Conservative Portfolio (Class I)[7] Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.78%	9.14%	7.98%	7.59%
Seeks to provide capital appreciation.	Voya Strategic Allocation Growth Portfolio (Class I)[7] Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.82%	17.35%	12.25%	10.94%

ND.100208-22                                                                           17

*    Operating Expenses reflecting applicable waivers or expense limitations as reported in the Fund’s expenses.

2    This Fund is structured as a “Fund of Funds.” A Fund structured as a “Fund of Funds” may have higher fees and expenses than a Fund that invests directly in debt and equity securities because it also incurs the fees and expenses of the underlying Funds in which it invests. Please refer to the Fund prospectus for information about the aggregate annual operating expenses of the Fund and its corresponding underlying Fund or Funds.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)
			1 Year	5 Years	10 Years
Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized).	Voya Strategic Allocation Moderate Portfolio (Class I)[2] Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.76%	13.84%	10.48%	9.45%
Seeks total return.	Voya U.S. Stock Index Portfolio (Class I) Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	0.27%	28.37%	18.16%	16.25%
Seeks long-term capital growth. Income is a secondary objective.	VY® American Century Small-Mid Cap Value Portfolio (Class I) Investment Adviser: Voya Investments, LLC Subadviser: American Century Investment Management, Inc.	1.30%	27.57%	10.66%	13.42%
Seeks capital appreciation.	VY® Baron Growth Portfolio (Class I) Investment Adviser: Voya Investments, LLC Subadviser: BAMCO, Inc.	1.09%	20.73%	23.14%	17.39%
Seeks high total return consisting of capital appreciation and current income.	VY® Clarion Global Real Estate Portfolio (Class I) Investment Adviser: Voya Investments, LLC Subadviser: CBRE Clarion Securities LLC	1.06%	34.47%	10.10%	9.17%

ND.100208-22                                                                           18

*    Operating Expenses reflecting applicable waivers or expense limitations as reported in the Fund’s expenses.

2    This Fund is structured as a “Fund of Funds.” A Fund structured as a “Fund of Funds” may have higher fees and expenses than a Fund that invests directly in debt and equity securities because it also incurs the fees and expenses of the underlying Funds in which it invests. Please refer to the Fund prospectus for information about the aggregate annual operating expenses of the Fund and its corresponding underlying Fund or Funds.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)
			1 Year	5 Years	10 Years
Seeks total return consisting of long-term capital appreciation and current income.	VY® Columbia Contrarian Core Portfolio (Class I) Investment Adviser: Voya Investments, LLC Subadviser: Columbia Management Investment Advisers, LLC	0.98%	24.23%	17.50%	15.77%
Seeks capital growth and income.	VY® Invesco Comstock Portfolio (Class I) Investment Adviser: Voya Investments, LLC Subadviser: Invesco Advisers, Inc.	0.79%	33.33%	11.59%	12.09%
Seeks total return consisting of long-term capital appreciation and current income.	VY® Invesco Equity and Income Portfolio (Class I) Investment Adviser: Voya Investments, LLC Subadviser: Invesco Advisers, Inc.	0.71%	18.60%	9.52%	10.57%
Seeks long-term growth of capital and income.	VY® Invesco Growth and Income Portfolio (Class S) Investment Adviser: Voya Investments, LLC Subadviser: Invesco Advisers, Inc.	0.89%	28.97%	10.25%	12.34%
Seeks capital appreciation.	VY® Invesco Global Portfolio (Class I) Investment Adviser: Voya Investments, LLC Subadviser: Invesco Advisers, Inc.	0.83%	15.37%	18.15%	14.29%
Seeks capital appreciation.	VY® JPMorgan Emerging Markets Equity Portfolio (Class S) Investment Adviser: Voya Investments, LLC Subadviser: J.P. Morgan Investment Management Inc.	1.51%	-10.00%	13.49%	7.33%

ND.100208-22                                                                           19

*    Operating Expenses reflecting applicable waivers or expense limitations as reported in the Fund’s expenses.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)
			1 Year	5 Years	10 Years
Seeks growth from capital appreciation.	VY® JPMorgan Mid Cap Value Portfolio (Class I)[2] Investment Adviser: Voya Investments, LLC Subadviser: J.P. Morgan Investment Management Inc.	1.26%	-9.78%	13.77%	7.59%
Seeks capital growth over the long term.	VY® JPMorgan Small Cap Core Equity Portfolio (Class I) Investment Adviser: Voya Investments, LLC Subadviser: J.P. Morgan Investment Management Inc.	0.86%	18.71%	12.74%	14.46%
Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.	VY® T. Rowe Price Capital Appreciation Portfolio (Class S) Investment Adviser: Voya Investments, LLC Subadviser: T. Rowe Price Associates, Inc.	0.89%	18.40%	14.98%	13.62%
Seeks long-term capital appreciation.	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I) Investment Adviser: Voya Investments, LLC Subadviser: T. Rowe Price Associates, Inc.	0.84%	13.80%	19.98%	16.94%
Seeks a high level of dividend income as well as long-term growth of capital primarily through investments in stocks.	VY® T. Rowe Price Equity Income Portfolio (Class I) Investment Adviser: Voya Investments, LLC Subadviser: T. Rowe Price Associates, Inc.	0.64%	25.66%	11.28%	12.06%

ND.100208-22                                                                           20

*    Operating Expenses reflecting applicable waivers or expense limitations as reported in the Fund’s expenses.

2    Effective February 7, 2014, the VY® JPMorgan Mid Cap Value Portfolio was closed to any new contract holders. Existing contract holders who have investments in the portfolio and contract holders who had the portfolio available to them prior to the close of business on February 7, 2014, may continue to invest in the portfolio.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2021)
			1 Year	5 Years	10 Years
Seeks long-term growth through investments in stocks.	VY® T. Rowe Price Growth Equity Portfolio (Class I) Investment Adviser: Voya Investments, LLC Subadviser: T. Rowe Price Associates, Inc.	0.80%	20.15%	12.21%	19.11%
Seeks long-term growth of capital.	VY® T. Rowe Price International Stock Portfolio (Class I) Investment Adviser: Voya Investments, LLC Subadviser: T. Rowe Price Associates, Inc.	0.76%	1.48%	10.46%	8.48%
Seeks long-term capital appreciation.	Wanger Select Investment Adviser: Columbia Wanger Asset Management, LLC	1.25%	-2.73%	8.35%	7.04%
Seeks long-term capital appreciation.	Wanger USA Investment Adviser: Columbia Wanger Asset Management, LLC	0.95%	8.90%	15.88%	14.79%

ND.100208-22                                                                           21

*    Operating Expenses reflecting applicable waivers or expense limitations as reported in the Fund’s expenses.

**Prior to May 1, 2022, this Fund was known as Wanger USA.

APPENDIX B:  THE FIXED ACCOUNTS

The Fixed Account A and Fixed Account C (collectively the “Fixed Accounts”) are investment options available during the Accumulation Phase. All or a portion of your Purchase Payments may be allocated to the Fixed Accounts. Amounts allocated to the Fixed Accounts are held in the Company’s General Account which supports insurance and annuity obligations.

Additional information about the Fixed Accounts may be found in the Contract.

General Disclosure

Interests in the Fixed Accounts have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended and the Fixed Accounts have not been registered as investment companies under the Investment Company Act of 1940. Disclosure in this prospectus about the Fixed Accounts is subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements.

Interest Rates

•      The Fixed Accounts have an interest rate that is set periodically by the Company. The minimum guaranteed interest rate is set forth in the Contract. The Company may credit interest in excess of the guaranteed rate. Amounts applied to the Fixed Accounts are guaranteed to earn the interest rate in effect at the time money is applied for 12 months from the date a Purchase Payment is deposited. Subsequent interest rates for that amount are credited with excess interest at the rates in effect for the then current 12-month period. Among other factors, the safety of the interest rate guarantees depends upon the Company’s claims paying ability.

•      There is no specific formula for the determination of excess interest credits. Such credits, if any, will be determined by the Company based on a number of factors, including investment income earned on invested assets, taxes, persistency and other experience factors. Under the Fixed Interest Options, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and Income Phase payment.

•      The Company is not aware of any statutory limitations on the maximum amount of interest it may credit, and the Board of Directors has set no limitations. However, inherent in the Company’s exercise of discretion in this regard is the equitable allocation of distributable earnings and surplus among its various Contract Holders, Contract Owners and stockholders.

Transfers from the Fixed Accounts. Subject to the conditions applicable to transfers among Subaccounts, transfers of unloaned amounts from Fixed Account A may be made to the Subaccounts any time during the Accumulation Phase. During the Income Phase transfers into or between the Fixed Accounts are not allowed.

Transfers of amounts in Fixed Account C are subject to the following conditions:

•      Transfers must begin within 30 days of deposit and must be in substantially equal payments over a 12-month period. Transfers will occur any time before the 29th day of each month (the “Reallocation Date”). You may instruct us on which day you want the transfer to occur.

•      If additional Purchase Payment(s) are received for allocation to Fixed Account C, the balance of Fixed Account C will be adjusted to reflect the subsequent payment(s) and transfers will be recalculated based on the remaining 12-month period.

•      You may change the Subaccount(s) receiving Fixed Account C transfers by written request before the Reallocation Date. Only one transfer from Fixed Account C shall take place at any one time.

•      If transfers from Fixed Account C are discontinued prior to the end of the 12-month period, the remaining balance of Fixed Account C will be reallocated as directed by you;

•      Transfers from Fixed Account C to Fixed Account A are not allowed; and

•      No transfers are allowed at any time into Fixed Account C.

ND.100208-22                                                                           22

After the start of the Income Phase, reserves supporting fixed Income Phase payments cannot be reallocated. We reserve the right to allow transfers from Fixed Account C in excess of the limits described above on a non-discriminatory basis.

Dollar Cost Averaging. Amounts you invest in the Fixed Accounts may be automatically transferred into the other investment options. Transfers from Fixed Account C to Fixed Account A are not permitted. Transfers from Fixed Account A may be made on a monthly, quarterly, semi-annual or annual basis. Transfers from Fixed Account C may be made on a monthly basis. See “TRANSFERS AMONG INVESTMENT OPTIONS - The Dollar Cost Averaging Program” in the Contract prospectus.

Withdrawals. Under certain emergency conditions we may defer payment of any withdrawal for a period of up to six months or as provided by state or federal law. Withdrawals will be made on a last-in first-out basis (i.e., the most recent Purchase Payment and associated earnings on that Purchase Payment will be the first to be withdrawn from the Account Value, followed by the next most recent Purchase Payment and associated earnings, and so on).

Loans. Loans are not allowed from Fixed Account C. See “Loans” in the Contract prospectus.

Charges. We do not make deductions from amounts in the Fixed Accounts to cover mortality and expense risks. We consider these risks when determining the credited rate. We expect to derive a profit from the determination of the credited rate. If you make a full withdrawal, the amount available from the Fixed Accounts will be reduced by any applicable early withdrawal charge and annual maintenance fee. See “Fee Table” and “Fees” in the Contract Prospectus.

Guarantee. We guarantee that the Account Value in the Fixed Accounts will not be less than the amount of Purchase Payments and transfers allocated to Fixed Accounts, plus interest at the minimum guaranteed rate disclosed in the Contract, compounded annually, plus any additional interest which we may, in our discretion, credit to the Fixed Accounts, less the sum of all annual administrative charges or early withdrawal charges, any applicable premium taxes and any amounts withdrawn or reallocated from the Fixed Accounts.

ND.100208-22                                                                           23

HOW TO GET MORE INFORMATION

This notice document updates information in the Voya Advantage Century PlusSM Contract prospectus and Statement of Information (the “SAI”), each dated April 29, 2011, as amended or supplemented. You can find these documents online at https://vpx.broadridge.com/getcontract1.asp?dtype=pros&cid=voyavpx&fid=665368304 for the prospectus and https://vpx.broadridge.com/getcontract1.asp?dtype=sai&cid=voyavpx&fid=665368304 for the SAI. You can also obtain these documents at no cost by calling 1-877-884-5050 or by sending an email request to ProspectusRequests@voya.com.

EDGAR Contract Identifier:  C000002966

ND.100208-22                                                                           25